FORM 27

                          MATERIAL CHANGE REPORT UNDER
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)


ITEM 1.           REPORTING ISSUER

                  The full name of the reporting issuer is 724 SOLUTIONS INC. whose principal office is located at 4101 Yonge Street, Suite 702, Toronto, Ontario, M2P 1N6.

ITEM 2.           DATE OF MATERIAL CHANGE

                  The effective date of the material change herein reported is November 1, 2000.

ITEM 3.           PRESS RELEASE

                  The press release issued pursuant to section 75(1) of the Securities Act (Ontario) was issued on November 2, 2000 at Toronto, Ontario. The press release was widely disseminated.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  724 Solutions Inc. has been added to The Toronto Stock Exchange's TSE 100 Index in the Industrial sector as of the market close on November 1, 2000.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  The material change is described in the press release dated November 2, 2000 attached hereto which is hereby incorporated by reference herein.

ITEM 6.           CONFIDENTIAL REPORT

                  Not applicable.

ITEM 7.           OMITTED INFORMATION

                  No significant facts have been omitted from this report.


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ITEM 8.           SENIOR OFFICER

                  Further information regarding the matters described in this report may be obtained from Christopher Erickson, President, who is knowledgeable about the details the material change and may be contacted at (416) 226-2147.

THE FOREGOING ACCURATELY DISCLOSES THE MATERIAL CHANGE REFERRED TO HEREIN.

THIS REPORT IS EXECUTED AT TORONTO, ONTARIO THIS 7th DAY OF NOVEMBER, 2000.



                                                       /s/ CHRISTOPHER ERICKSON
                                                       ------------------------
                                                       Christopher Erickson
                                                       President,
                                                       724 Solutions Inc.




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                                     EXHIBIT 99.1

FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray McManus                         Monica Zaied
724 Solutions Inc.                  724 Solutions Inc.
Public Relations                    Investor Relations
416.228.8191                        416.228.2369
rmcmanus@724.com                    mzaied@724.com



       724 SOLUTIONS INC. ADDED TO THE TSE 100 INDEX, INDUSTRIAL SECTOR

TORONTO, ON (NOVEMBER 2, 2000) - 724 Solutions Inc. has been added to The Toronto Stock Exchange's TSE 100 Index in the Industrial sector as of market close on November 1, 2000.

724 Solutions, a leading developer of Internet software infrastructure for the financial services industry, issued shares on the TSE (SVN) and the NASDAQ National Market (SVNX) on February 2, 2000. In September, 724 Solutions was added to The Toronto Stock Exchange's TSE 300 Composite Index in the Industrial Products Group, the TSE 200 Index and Standard and Poor's S&P/TSE Canadian MidCap Index.

"We view this move to the TSE 100 Index as an important benchmark for 724 Solutions. It's encouraging to see we are now regarded as one of Canada's top companies," said Greg Wolfond, Chairman and Chief Executive Officer, 724 Solutions.

ABOUT 724 SOLUTIONS INC.
724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure mobile banking, investment, and commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The company provides end-to-end customer support through its global application hosting and contact centre services. 724 Solutions' customers comprise world-class financial institutions whose combined customer bases total 165 million. 724 Solutions' common shares are listed on the NASDAQ National Market (SVNX) and The Toronto Stock Exchange
(SVN). Headquartered in Toronto, Canada, the company has offices in London, Paris, San Francisco, Santa Clara, Sydney, and Tokyo. For additional information visit www.724.com.



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This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions will not successfully deploy or operate services based upon the 724 Solutions Financial Services Platform; and other risks outlined in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to 724 Solutions' registration statement on Form F-1, prospectuses, material change reports, Annual Information Form, Form 20-F, Management Information Circular, or filings on Form 6-K. 724 Solutions does not undertake any obligation to update this forward-looking information, except as required under applicable law.


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